
03022049

The Orkla Group

Full year results 2002

20 February 2003


ORKLA



Agenda

- Highlights and key figures
  - Q4-2002
  - Full year 2002
- Currency translation effects
- Results by business area
- Cash flow statement and balance sheet




ORKLA

Highlights Q4-2002

- Progress in most industrial business units
  - Strong Nordic performance by Brands, Carlsberg Breweries and Foods
  - Weak results for Danish Media business, Polish seafood operations and Turkish Beverages business in challenging environments
- Underlying EBITA-growth +14%
  - Growth in reported EBITA negatively impacted by strong NOK and change in accounting principles for CB
- Gain on sale of Hartwall-shares boosted last year's profit before tax




ORKLA

Key figures Q4-2002

NOK million	1 Oct - 31 Dec 2002	2001	Change Acc.	FX-neutral
Operating revenues	**10 983**	**11 577**	-5 %	1 %
EBITA*	**897**	**917**	-2 %	4 %
Goodwill amortisation	-134	-122		
Other revenues and expenses	-123	9		
EBIT	**640**	**804**		
Associated companies	48	1 275		
Portfolio gains	-248	-932		
Dividends and net financial items	-315	-346		
Profit before tax	**125**	**801**		
Earnings per share (NOK)	0.5	3.0		
Free cash flow Industry	624	699		

* Excl. other revenues and expenses




ORKLA

Highlights 2002

Industrial activities:

- Overall progress; EBITA +4% when adjusted for currency effects
  - Solid improvement for Brands, Carlsberg Breweries and Nordic Foods operations
- Result is negatively affected by
  - Unfavourable currency effects
  - Write-downs and restructuring provisions*
  - Challenging markets for Danish media business
  - High raw material prices for Polish seafood business
- Free cash flow Industry +19%
- ROCE = 12.7%

Financial Investments

- Orkla's portfolio outperformed the OSEBX in weak equity markets
  - Orkla's portfolio -14.8 % vs. OSEBX -33.1 %



*) Booked as "Other revenues and expenses"


ORKLA

Key figures full year 2002

NOK million	1 Jan - 31 Dec 2002	2001	Change Acc.	FX-neutral
Operating revenues	**42 979**	**44 799**	-4 %	1 %
EBITA*	**3 663**	**3 686**	-1 %	4 %
Goodwill amortisation	-499	-454		
Other revenues and expenses	-143	28		
EBIT	**3 021**	**3 260**		
Associated companies	305	1 510		
Portfolio gains	-95	-760		
Dividends and net financial items	-824	-757		
Profit before tax	**2 407**	**3 253**		
Earnings per share (NOK)	7.7	10.7		
Free cash flow Industry	**3 085**	**2 588**	19 %	

* Excl. other revenues and expenses




ORKLA

Specification of other revenues and expenses

Business area	Q4	Full year
Orkla Foods	-10	-59
Orkla Beverages	-13	-9
Orkla Brands	0	0
Orkla Media	-120	-120
Chemicals	20	45
Group	-123	-143

- Foods: restructuring in Sweden and CEE
- Beverages: restructuring in Sweden and Switzerland
- Media: write-down of printing facilities and provision for further restructuring (lay-offs) in Denmark
- Chemicals: Gains on sales of non-core businesses (+154), write-down and restructuring in China and the USA (-109)




ORKLA

Currency translation effects

	Revenues		EBITA	
NOK million	YTD	Q4	YTD	Q4
Foods	-465	-141	-29	-12
CB	-1 063	-334	-114	-29
Brands	-56	-12	-4	1
Media	-366	-130	-11	-5
Chemicals	-173	-57	-16	-6
Total	-2 123	-674	-174	-51
Effect in %	-5.0 %	-6.2 %	-4.7 %	-5.7 %



The above figures show translation effects only


ORKLA

Orkla Foods

in NOK million	1 Jan - 31 Dec 2002	2001	Change Acc.	FX neutral	1 Oct - 31 Dec 2002	2001	Change Acc.	FX neutral
Operating revenues	11 062	11 133	-1 %	4 %	3 041	3 054	0 %	4 %
EBITA*	902	952	-5 %	-2 %	311	324	-4 %	0 %
Goodwill amortisation	-168	-161			-46	-40		
Operating profit*	734	791	-7 %		265	284	-7 %	
EBITA-margin*	8.2 %	8.6 %			10.2 %	10.6 %		

* Excluding other revenues and expenses

- EBITA on same level as 2001 when adjusted for currency effects
- Progress in Norway, Sweden and CEE (excluding Seafood)
- Overall performance unsatisfactory primarily due to weak results for Polish seafood business (Superfish)
  - Full takeover and change of management in February 2003
  - Comprehensive improvement measures under implementation




ORKLA

Orkla Beverages (40% of Carlsberg Breweries)

in NOK million	1 Jan - 31 Dec 2002	2001	Change Acc.	FX neutral	1 Oct - 31 Dec 2002	2001	Change Acc.	FX neutral
Operating revenues	14 516	14 924	-3 %	5 %	3 471	3 697	-6 %	3 %
EBITA*	1 364	1 311	4 %	14 %	165	221	-25 %	-14 %
Goodwill amortisation	-111	-98			-30	-29		
Operating profit*	1 253	1 213			135	192		
EBITA-margin*	9.4 %	8.8 %			4.8 %	6.0 %		
Profit from associates**	51	8			11	-1		

*Excluding other revenues and expenses

**CB reports associated companies excluding taxes as part of EBITA

- EBITA-change* is +45% in Q4 and +21% in 2002
  - Growth in reported EBITA adversely impacted by CB's change in accounting principles
- Carlsberg brand volume growth 6%
- BBH strengthening market leader platform in slower market



*) as reported by Carlsberg Breweries (associates included in EBITA, 2001-figures restated and denominated in DKK)


ORKLA

Explanation of deviations in EBITA-change

	Full year	Q4
CB 100% DKKm	**21 %**	**45 %**
Effect of restatement	-4 %	-54 %
Less associates	-5 %	-9 %
Currency effects	-8 %	-7 %
Orkla Beverages	**4 %**	**-25 %**




ORKLA

CB: EBITA full year 2002 by market area

100% DKK million


21%
3 585
2 971
2 269
1 785
1 274
1 204
467
403
CB Total
Northern & Western Europe
Central & Eastern Europe
Asia



Difference between CB Total and sum of the regions is HQ/Unallocated


ORKLA

BBH's growth in Russia has been much stronger than the total market



Volume in million litres
Arrows indicate 2-year growth
Total beer market
38%
1 054
1 208
1 458
35%
1 502
1 811
2 028
33%
1 568
2 019
2 091
16%
1 181
1 355
1 373
Q1
Q2
Q3
Q4
2000 2001 2002
BBH
76%
274
342
483
58%
398
488
630
58%
406
570
642
36%
326
431
443
Q1
Q2
Q3
Q4




ORKLA

BBH - Market trends beer 2002

	Market growth 2002	Baltic Beverages Holding Volume growth 2002-2001	Market share 2002	Change from 2001	Litres per capita
Russia*	9 %	22 %	33%*	3 %-pts	48
Ukraine	14 %	27 %	20 %	2 %-pts	28
Baltic States**	18 %	20 %	46 %	1 %-pts	67

* Russia including Vena and Voronezh in 2002. Market share is calculated using Vena-volumes 100%. Growth is calculated using Vena-volumes 50%. Growth is 32% if consolidating Vena-volumes 100%.

** Baltic States including Syturys Utenos in 2002, Utenos and Kalnapilis in 2001




ORKLA

Carlsberg Breweries – outlook

Targets

- EBITA* to increase by 5-10%
- Working capital reduction of DKK 1 billion
- Carlsberg brand volume to climb by 8%

How to achieve targets

- Improving operational performance
  - Sweden, Poland, Switzerland, Italy and Turkey
- Build on premium brands – especially in mature markets
  - Investing in global brand growth
- New product development
- Cost reductions
- Strong focus on cash flow and reduction of capital employed



*) Orkla Beverages must be adjusted for associated companies and currency effects


ORKLA

Orkla Brands

in NOK million	1 Jan - 31 Dec 2002	2001	Change Acc.	FX neutral	1 Oct - 31 Dec 2002	2001	Change Acc.	FX neutral
Operating revenues	4 500	4 527	-1 %	1 %	1 222	1 199	2 %	3 %
EBITA*	787	648	21 %	22 %	222	171	30 %	29 %
Goodwill amortisation	-38	-37			-11	-11		
Operating profit*	749	611	23 %		211	160	32 %	
EBITA-margin*	17.5 %	14.3 %			18.2 %	14.3 %		

* Excluding other revenues and expenses

- Broad operational progress in Q4
  - Substantial effect from successful launches over the last two years
  - Positive sales growth for most areas and reduced costs for Biscuits
  - Favourable price trend for certain input factors (raw materials)
- Strong NOK will in the long run weaken the competitiveness of the Norwegian value chain




ORKLA

Orkla Media

in NOK million	1 Jan - 31 Dec 2002	2001	Change Acc.	FX neutral	1 Oct - 31 Dec 2002	2001	Change Acc.	FX neutral
Operating revenues	7 079	7 453	-5 %	0 %	1 788	1 936	-8 %	-1 %
EBITA*	148	294	-50 %	-48 %	69	102	-32 %	-29 %
Goodwill amortisation	-163	-139			-42	-36		
Operating profit*	-15	155	-110 %		27	66	-59 %	
EBITA-margin*	2.1 %	3.9 %			3.9 %	5.3 %		

* Excluding other revenues and expenses

- Continued decline in advertising markets in Denmark
  - Comprehensive cost reduction programmes are reducing impact
  - Urban takes leading position
- Advertising market in Poland still at a low level
  - Extensive cost reduction programmes
- Positive performance by Newspapers Norway in Q4
- Strong results for Magazines




ORKLA

Cost reduction programmes above target

- Improvement programmes have reduced costs by NOK 190 million
  - Fixed costs: NOK 120 million (mainly payroll expenses)
  - Variable costs: NOK 70 million (mainly paper prices and page management)
- Target was NOK 175 million

Explanation of change in EBITA from 2001 to 2002


294
-247
-66
-23
190
148
EBITA 2001
Advertising revenues
Urban
Currency effects and other
Improvement programmes
EBITA 2002

(Approximate figures)




ORKLA

Chemicals

in NOK million	1 Jan - 31 Dec 2002	2001	Change Acc.	FX neutral	1 Oct - 31 Dec 2002	2001	Change Acc.	FX neutral
Operating revenues	5 726	6 581	-13 %	-11 %	1 381	1 658	-17 %	-14 %
EBITA*	537	569	-6 %	-3 %	131	132	-1 %	4 %
Goodwill amortisation	-12	-15			-3	-4		
Operating profit*	525	554	-5 %		128	128	0 %	
EBITA-margin*	9.4 %	8.6 %			9.5 %	8.0 %		

* Excluding other revenues and expenses

- Favourable mix for lignin products, improved production and mix for fine chemicals
- Weak global markets caused drop in volumes and revenues in most areas
- Significant currency impact, softened by hedging and improvement programmes
  - Unrealised currency gain of NOK 400 million – to be matched against future sale contracts (mainly in 2003 and 2004)
- Extraordinarily high profit from financial trading of electric power




ORKLA

Financial Investments - portfolio performance


Return (%)
Orkla's portfolio
Oslo Stock Exchange
16.0
10.9
-14.8
-31.1
-15.1
-23.3
Annual average
1 Jan 02-
31 Dec 02
1 Jan 01 -
31 Dec 02
1 Jan 83 -
31 Dec 02


Change in Net Asset Value
1 Jan - 30 Dec 02
NOK million
362
-95
-29
-2 556
-2 318
Unrealised gains
Realised gains
Dividends received
Other income and costs
Change in net asset value




ORKLA

Ten largest holdings as of 31 December 2002

Principal holdings	Industry	Market value (NOK million)	Share of portfolio (%)	Share of equity (%)
Elkem	Metals	2 838	23.5	39.4
Storebrand	Insurance	730	6.1	10.0
Norway Seafoods Holding [1]	Industrial	557	4.6	i/a
DnB Holding	Bank	539	4.5	2.1
Industri Kapital 2000 [2]	Investment	420	3.5	3.6
Norsk Hydro	Enegy and materials	395	3.3	0.5
Industri Kapital 97 [2]	Investment	354	2.9	8.0
Rieber & Søn	Food	330	2.7	8.8
Bergesen	Shipping	315	2.6	4.3
Nordstjernen Holding [3]	Investment	309	2.6	35.0
Total principal holdings		**6 787**	**56.3**	
Market value of entire portfolio		**12 060**		

1) Not listed, convertible bond
2) Not listed
3) Not listed, but invests only in listed shares




ORKLA

Financial Investments - portfolio key figures

in NOK million	31 Dec 02	31 Dec 01	Change 02
Market value	12 060	14 140	-2 080
Net asset value[1]	10 240	12 558*	-2 318
Unrealised gains before tax	190	2 746	-2 556
Share of portfolio invested			
outside Norway	30 %	32 %	-2 %-p
in listed companies	77 %	75 %	+2 %-p

1 After tax
*) Corresponding pre-tax figure reported as of 31.12.01 was NOK 12 909 million




ORKLA

Cash Flow Statement - key figures

in NOK million	1 Jan - 31 Dec 2002	1 Jan - 31 Dec 2001	1 Oct - 31 Dec 2002	1 Oct - 31 Dec 2001
Cash flow from operations	**6 071**	**5 849**	**1 780**	**2 041**
- change in net working capital	*195*	*12*	*297*	*556*
Net capital expenditure	-1 843	-1 960	-787	-932
Free cash flow Industry	**3 085**	**2 588**	**624**	**699**
Free cash flow Financial Investments	**715**	**955**	**40**	**141**
Taxes paid and miscellaneous	-1 180	-1 308	-124	-529
Cash flow before capital transactions	**2 620**	**2 235**	**540**	**311**
Dividends paid and share buy-back	-1 132	-803	-36	-13
Cash flow before expansion	**1 488**	**1 432**	**504**	**298**
Expansion investments, Industry	-740	-726	-247	-282
Companies sold	210	2 455	136	2 232
Acquisitions	-1 920	-4 769	-983	-317
Net purchases/sales portfolio investments	-920	41	-377	140
Net cash flow	**-1 882**	**-1 567**	**-967**	**2 071**
Currency translation differences	1 498	416	506	203
Change in net interest-bearing liabilities	**384**	**1 151**	**461**	**-2 274**




ORKLA

Balance Sheet - some key figures

in NOK million	31 Dec 02	31 Dec 01
Long-term assets	26 786	28 434
Portfolio investments etc.	11 998	11 599
Short-term assets	14 338	14 612
Total assets	**53 122**	**54 645**
Equity to total assets ratio		
- Book	35.2 %	34.7 %
- Incl. unrealised capital gains before tax	35.4 %	37.8 %
Net interest-bearing liabilities	**19 516**	**19 132**
Net gearing	**1.04**	**1.01**




ORKLA


ORKLA




ORKLA

Enclosures




ORKLA

Income Statement

NOK million	1 Jan - 31 Dec 2002	1 Jan - 31 Dec 2001	1 Oct - 31 Dec 2002	1 Oct - 31 Dec 2001
Operating revenues	42 979	44 799	10 983	11 577
EBITA	**3 663**	**3 686**	**897**	**917**
Goodwill amortisation	-499	-454	-134	-122
Other revenues and expenses	-143	28	-123	9
Operating profit	**3 021**	**3 260**	**640**	**804**
Associated companies	305	1 510	48	1 275
Dividends received	369	545	16	4
Portfolio gains	-95	-760	-248	-932
Financial items, net	-1 193	-1 302	-331	-350
Profit before tax	**2 407**	**3 253**	**125**	**801**
Profit after tax	**1 777**	**2 480**	**111**	**690**
- Minority interests	166	211	7	49




ORKLA

EBITA per quarter for Branded Consumer Goods


298
633
711
620
299
888
790
730
454
975
958
818
474
958
1 002
767
Q1 Q2 Q3 Q4
1999
Q1 Q2 Q3 Q4
2000
Q1 Q2 Q3 Q4
2001
Q1 Q2 Q3 Q4
2002

- Effect of Easter Holiday sales was mainly incorporated in Q1 in both 2001 and 2002, but this may vary from year to year
- Division of summer sales for Carlsberg Breweries between Q2 and Q3 can vary from year to year




ORKLA

Orkla Foods reorganisation

- The purpose of the reorganisation is to sharpen the company's focus on its strategic objectives, which include
  - innovation/brand-building
  - customer proximity
  - cost reductions
  - continued growth



Orkla Foods
OF International
OF Nordic
OF Ingredients




ORKLA

Effect of restatement is substantial in Q4

- CB restated their 2001-figures as a result of changes in Danish accounting principles
- Orkla did not change its figures as the differences for 2001 as a whole were not material
  - However, the differences in Q4 are significant due to uneven distribution of currency provisions in the original figures

EBITA 2001	Carlsberg Breweries 100% DKKm			40% NOKm		
	Restated	Original	Difference	Restated CB-figures less associates	Reported by Orkla	Difference
Q1	121	109	12	55	48	7
Q2	1 180	1 162	18	501	493	8
Q3	1 350	1 297	53	573	549	24
Q4	320	512	(192)	139	221	(82)
Total	2 971	3 077*	-106*	1 267	1 311	(44)



*) The four quarters add up to 3080, but Carlsberg A/S used YTD FX-figures and arrived at 3077


ORKLA

Financial items




ORKLA

Financial items, Orkla Group

In NOK million	Year 2002	Year 2001
Net interest expenses	-997	-1 204
Currency gain/loss	-85	-7
Other financial items, net	-111	-91
Net financial items	-1 193	-1 302
Avg. net interest-bearing liabilities	19 455	20 741
Average interest rate	5.4 %	6.0 %




ORKLA

Average interest rate, Orkla Group



7,0 %
6,0 %
5,0 %
4,0 %
3,0 %
2,0 %
1,0 %
0,0 %
T1 97 T2 97 T3 97 T1 98 T2 98 T3 98 T1 99 T2 99 T3 99 T1 00 T2 00 T3 00 1Q 01 2Q 01 3Q 01 4Q 01 1Q 02 2Q 02 3Q 02 4Q 02




ORKLA

Interest cover, Orkla Group

12 month rolling average

Booked   Excluding portfolio gain/loss *



8
7
6
5
4
3
2
1
0
1996 1997 1998 1999 2000 2001 Q1 02 Q2 02 Q3 02 Q4 02

* The figures also take into account the gain on the sale of Hartwall in Q4 – 01 (associated company)




ORKLA

Equity and liabilities, Orkla Group

31 December 2002



NOK million
Net gearing
Net liabilities
Book equity
Net gearing
25 000
20 000
15 000
10 000
5 000
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002




ORKLA

Debt maturity profile, Orkla ASA*

31 December 2002



NOK million
Drawn amounts
Unutilised credit facilities
Average maturity 3.3 years
6 000
5 000
4 000
3 000
2 000
1 000
0
03
04
05
06
07
08->

* Figures represent Orkla ASA only, i.e. do not include joint ventures like Carlsberg Breweries




ORKLA

Funding Sources, Orkla ASA*

NOK billion

31 December 2002



Unutilised credit facilities 36%
Banks 30%
8.3
6.8
7.7
Bonds and CPs 34%



* Figures represent Orkla ASA only, i.e. do not include joint ventures like Carlsberg Breweries

ORKLA

"Exemption No. 82-3998"

Press release

03 MAR 10 AM 7:21



www.orkla.com
P. O. Box 423 Skøyen, N-0213 Oslo Telephone: +47-22 54 40 00 E-mail: info@orkla.no

---

Ref.: Ole Kristian Lunde, SVP Corporate Communications Tel.: +47 22 54 44 31
Rune Helland/Erik Thuestad, Investor Relations Tel.: +47 22 54 40 00

Dato: 20 February 2003

Stable performance for Orkla's industrial operations

In 2002, Orkla's operating profit before goodwill amortisation was NOK 3.7 billion, on a par with 2001. Orkla Brands and Carlsberg Breweries achieved satisfactory profit growth, while Orkla Media continued to be affected by weak advertising markets. The Financial Investments division reported negative growth, but its performance was nevertheless clearly better than the average for the Oslo Stock Exchange.

The main trend for the first nine months of the year continued in the fourth quarter. The strong NOK has significant translation effects for Orkla, which now has more than 70 per cent of its operations outside Norway. Although Berlingske in Denmark and Superfish in Poland had a negative impact on overall profit, adjusted for currency translation effects Group operating profit before goodwill amortisation was four per cent higher than in 2001. However, pre-tax profit for the year was down from NOK 3.3 billion to NOK 2.4 billion. The decline was largely due to the fact that profit in 2001 was augmented by NOK 1.35 billion from the sale of Orkla's Hartwall shares.

"Despite certain weak points, Orkla's industrial operations achieved an unchanged return of 12.7 per cent on capital employed, which is a satisfactory level," says Group President and CEO Finn Jebsen. "Nevertheless, restructuring and cost reductions are necessary in many areas and we are concentrating strongly on this effort."

Orkla Foods achieved growth in its Norwegian, Swedish and international operations, with the exception of seafood. Carlsberg Breweries developed in accordance with its ambitious plans. Orkla Brands continued to report satisfactory progress and Orkla Media achieved good results for both Magazines and Newspapers Norway, despite its weak performance in Denmark and Poland. The Chemicals business reported growth for lignin and speciality chemicals, while there was a weaker trend on the markets for other products. The Financial Investments division reported a negative return of 14.8 per cent for the year as a whole. By comparison, the Oslo Stock Exchange Benchmark Index fell 31.1 per cent in 2002.

Group operating revenues amounted to NOK 43 billion, down four per cent from 2001. Currency translation effects are calculated to total minus NOK 2.1 billion on the basis of the year's NOK exchange rates.

Group earnings per share amounted to NOK 7.7, compared with NOK 10.7 for 2001. The main reason for the decline was the sale of Hartwall shares at a gain of NOK 1.35 billion in 2001, which alone represented a value of NOK 3.8 per share. The Board of Directors proposes a dividend of NOK 3.40 per share, up from NOK 3.25 in 2001.

BRANDED CONSUMER GOODS

- **Orkla Foods'** operating profit before goodwill amortisation amounted to NOK 902 million in 2002, compared with NOK 952 million in 2001. The Foods business achieved profit growth in Norway and Orkla Foods International, and the extremely negative result for Superfish in Poland was the main reason for the decline in Orkla Foods' operating profit. However, the other Polish company, Kotlin, has managed to turn its results around from minus to plus.
- **Orkla Beverages** (40 per cent of Carlsberg Breweries)
  Orkla's 40 per cent stake in Carlsberg Breweries represented operating profit before goodwill amortisation of NOK 1.36 billion, compared with NOK 1.31 billion in 2001. Operating revenues totalled NOK 14.5 billion, down from NOK 14.9 billion in 2001. Adjusted for currency translation effects, growth in 2002 was 5 per cent for operating revenues and 14 per cent for operating profit before goodwill amortisation. Carlsberg Breweries achieved satisfactory profit in the Nordic region and positive effects from the restructuring programme, while the performance of the Turkish business was poor. The Carlsberg brand achieved 6 per cent volume growth.
- **Orkla Brands** increased its operating profit before goodwill from NOK 648 million to NOK 787 million. Profit growth was primarily driven by new launches and internal efficiency improvement programmes. In addition to many successful launches in 2002, the launches that took place in 2001 also made a positive contribution to the rise in sales and profitability. Brands achieved operating revenues of NOK 4.5 billion in 2002. This is a slight decline in NOK, but a slight increase when the figure is adjusted for currency translation effects.
- **Orkla Media's** operating profit before goodwill amortisation was NOK 148 million, down from NOK 294 million the previous year. Magazines, with a sharp rise in circulation for Her og Nå in particular, and Newspapers Norway made good progress. The negative trend on the Polish and Danish advertising markets continued. Substantial cost reductions at Berlingske, totalling NOK 190 million, have not been sufficient to offset the entire loss of advertising revenues. Major workforce reductions have been carried out in Denmark and Poland to adapt operations to the reduced income levels. Further steps will be taken on these markets to meet the negative trend.

CHEMICALS

Borregaard's operating profit before goodwill amortisation amounted to NOK 537 million in 2002, compared with NOK 569 million in 2001. The stronger NOK and weaker USD had a negative impact on sales and profit, while financial power trading made a positive contribution, particularly in the fourth quarter. Lignin and Fine Chemicals achieved profit growth, while the other areas struggled with weak markets. Operating revenues totalled NOK 5.7 billion compared with NOK 6.6 billion in 2001, down 13 per cent. Profit was down 6 per cent.

FINANCIAL INVESTMENTS

Pre-tax profit from the Financial Investments division amounted to NOK 340 million. Net realised losses in 2002 totalled NOK 95 million. While the Oslo Stock Exchange Benchmark Index fell 31.1 per cent and the FT World Index dropped 24.6 per cent, Orkla's Financial Investments division reported a return of -14.8 per cent. The largest items in the fourth quarter were the purchase of shares in Rieber & Søn for NOK 307 million and the divestment of the stake in Norway Seafoods Holding for NOK 361 million. In 2002, the net asset value of the Financial Investments portfolio was reduced by NOK 2.3 billion to NOK 10.2 billion.

FINANCIAL SITUATION

Free cash flow from the Industry division totalled NOK 3.1 billion, half a billion better than in 2001. Buy-backs of Orkla shares in 2002 amounted to NOK 351 million. The equity to assets ratio rose to 35.2 per cent.

Group income statement

Amounts in NOK million	1.1.-31.12. 2002	2001	1.10.-31.12. 2002	2001
Operating revenues	**42,979**	44,799	**10,983**	11,577
Operating expenses	**-37,084**	-38,965	**-9,512**	-10,113
Ord. depreciation and write-downs	**-2,232**	-2,148	**-574**	-547
Operating profit before goodwill and other revenues and expenses	**3,663**	3,686	**897**	917
Ord. goodwill amortisation and write-downs	**-499**	-454	**-134**	-122
Other revenues and expenses [1]	**-143**	28	**-123**	9
Operating profit	**3,021**	3,260	**640**	804
Profit from associates	**305**	1,510	**48**	1,275
Dividends	**369**	545	**16**	4
Portfolio gains	**-95**	-760	**-248**	-932
Financial items, net	**-1,193**	-1,302	**-331**	-350
Profit before tax	**2,407**	3,253	**125**	801
Taxes	**-630**	-773	**-14**	-111
Profit after tax	**1,777**	2,480	**111**	690
Of this minority interests	**166**	211	**7**	49
Profit before tax, Industry area	**2,067**	3,363	**303**	1,688
Profit before tax, Financial Investments	**340**	-110	**-178**	-887
Earnings per share fully diluted (NOK)	**7.7**	10.7	**0.5**	3.0
Earnings per share fully diluted, adjusted (NOK)[2]	**10.6**	12.8	**1.6**	3.5

1) Other revenues and expenses totalled NOK -143 million in fourth quarter 2002: Restructuring Orkla Foods (NOK -59 million), restructuring Orkla Beverages (NOK -9 million), write-downs and restructuring Media (NOK -120 million), gains from sale of Kemetyl (NOK 25 million), gains from sale of power plants (NOK 129 million), write-downs and restructuring Chemicals (NOK -109 million). In fourth quarter 2001, NOK 28 million: Gains from sale of Fredrikstad Blikk- og Metallvarefabrikk (NOK 48 million) as well as provisions for future demolition costs (NOK -27 million), all in Chemicals. Gains from sale of Kalnapilis, Orkla Beverages (NOK 20 million) and restructuring Carlsberg Breweries' head office (NOK - 13 million).
2) Excluding goodwill amortisation and other revenues and expenses.

	Operating revenues				**Operating profit before goodwill amortisation**			
	1.1.-31.12.		1.10.-31.12.		1.1.-31.12.		1.10.-31.12.	
Amounts in NOK million	2002	2001	2002	2001	2002	2001	2002	2001
Orkla Foods	**11,062**	11,133	**3,041**	3,054	**902**	952	**311**	324
Orkla Beverages [1]	**14,516**	14,924	**3,471**	3,697	**1,364**	1,311	**165**	221
Orkla Brands	**4,500**	4,527	**1,222**	1,199	**787**	648	**222**	171
Orkla Media	**7,079**	7,453	**1,788**	1,936	**148**	294	**69**	102
Eliminations	**-157**	-153	**-48**	-48	**0**	0	**0**	0
Branded Consumer Goods	**37,000**	37,884	**9,474**	9,838	**3,201**	3,205	**767**	818
Chemicals	**5,726**	6,581	**1,381**	1,658	**537**	569	**131**	132
H.O./unallocated/eliminations	**-58**	79	**-5**	-23	**-116**	-117	**-28**	-39
Industry area	**42,668**	44,544	**10,850**	11,473	**3,622**	3,657	**870**	911
Financial Investments	**311**	255	**133**	104	**41**	29	**27**	6
Group	**42,979**	44,799	**10,983**	11,577	**3,663**	3,686	**897**	917

1) Due to changes in accounting principles for Carlsberg Breweries, the quarterly figures are not directly comparable.

Group balance sheet

Amounts in NOK million	**31.12. 2002**	31.12 2001
Assets:		
Long-term assets	**26,786**	28,434
Portfolio investments etc.	**11,998**	11,599
Short-term assets	**14,338**	14,612
Total assets	**53,122**	54,645
Equity and Liabilities:		
Equity and minority interests	**18,691**	18,957
Interest-bearing liabilities	**22,443**	22,712
Interest-free liabilities and provisions	**11,988**	12,976
Total equity and liabilities	**53,122**	54,645
Equity to total assets ratio (%):		
Book	**35.2**	34.7
Incl. unrealised gains before tax	**35.4**	37.8

EXEMPTION No. 82-3998


Carlsberg
Carlsberg Breweries

03 MAR 10 AM 7:21


Carlsberg
Carlsberg Breweries
Carlsberg
Achievements in 2002
EBITA growth of 21%
EBITA margin improvement
Carlsberg brand volume grows 6%
ROCE up 0.6% to 10.3%
"Cash Race" project resulting in DKK 750m working capital reduction in Western Europe
Nordic market strongest contributor to margin improvement
BBH strengthening market leader platform in slower growth market
2
Financial Report



Income Statement

Excl. one-off items

DKK million	2002 FY	2001 FY	Change
Net revenue	35,544	34,419	3%
Operating profit (EBITA)	3,585	2,971	21%
Financials, net	-1,085	-806	-35%
Corporation tax	-697	-507	-37%
Profit before goodwill	1,803	1,658	9%
Goodwill amortisation	-386	-314	-23%
Consolidated profit	1,417	1,344	5%
Minority interest	-342	-410	-17%
Carlsberg Breweries share of profit	1,075	934	15%



Sales and Margin Development

DKK million	2002 Q4	2001 Q4	Change %	2002 FY	2001 FY	Change %
Net sales	8,622	8,720	-1%	35,544	34,419	+3%
EBITA	463	320	+45%	3,585	2,971	+21%
EBITA margin	5.4%	3.7%	+1.7 %pts.	10.1%	8.6%	+1.4 %pts.

- Top line growth in Western Europe and Eastern Europe
- Operational costs reduced in Western Europe
- Brand marketing increased by DKK 0.4bn

Carlsberg Breweries



Balance Sheet

DKK million	2002	2001	Change %
Non current assets	29,059	29,741	-2%
Current assets	13,432	15,036	-11%
Total assets	42,491	44,777	-5%
Equity	13,577	14,839	-9%
Net interest bearing debt	13,070	13,128	0%
Capital employed	29,836	31,596	-6%

Financial Report

5

Carlsberg Breweries

Value Drivers in 2002

- Main improvement comes out of Nordic area
- BBH continues growth
- De-consolidation of Vena and Svyturys
- UK very positive improvement
- Türk Tuborg operations *disappointing*



EBITA: SOURCES OF GROWTH
4000
3750
3500
3250
3000
2750
2500
DKKm
2971
359
230
139
72
66
113
139
3585
2001
Nordic
BBH
Vena, Svyturys
Asia
UK
Turkey
Other
2002

Financial Report

6

Cash Flow

- Cash Race Project contributing positively in Western Europe, but falling short of year-end target
- Capex reflecting expansion in BBH
- Free cash flow totals DKK 1 billion
- Going forward strong commitment on executing revised plans for working capital reduction and cash generation

DKK million	2002	2001
EBITA	3,585	2,971
Depreciation	2,606	2,497
Working capital	402	-1,193
Interest, tax & other	-1,769	-1,976
Operational cash flow	4,824	2,299
Capital expenditure	-3,550	-3,492
Other	-227	-1,388
Investment cash flow	-3,777	-4,880
Free cash flow	1,047	-2,581

Growing Volume

HL million	2002 Q4	2001 Q4	Change %	2002 FY	2001 FY	Change %
Northern & Western Europe	6.6	6.5	3%	26.3	25.7	2%
Eastern Europe & Others	7.6	7.1	7%	37.5	32.1	17%
Asia	3.9	2.7	44%	14.7	9.2	60%
Beer Volumes Total	18.1	16.2	12%	78.6	67.0	16%
Soft drinks, water and others Volumes Total	4.6	4.9	-6%	20.9	21.2	-1%

Carlsberg Breweries


Carlsberg
Beer

Continued investments in the Carlsberg brand

- In total more than DKK 1bn invested annually in building the Carlsberg brand globally
  - Greater focus on image advertising / media
  - Greater investments in international sponsorships
- DKK 50m invested in rejuvenation programme in 2002-03
  - Consumer research
  - International brand positioning
  - International communication
  - New packaging and visibility programme

9

Operational Report

Carlsberg Breweries


Carlsberg
Beer

Image Advertising & Marketing Synergies

- Development of international image campaign in all media
- Increasing number of markets investing in image advertising
  - From 11 (2001) to 29 (2002)
- Leveraging synergies across markets
  - From 4 (2001) to 16 (2002) markets sharing advertising campaigns

10

Operational Report

Carlsberg Breweries


Carlsberg
Beer

Carlsberg Brand Growth

- Strong organic growth in UK/Nordic
- Geographic growth in new markets - Eastern and Central Europe. Potential for further growth
- Good performance on export markets
- Asia: Good performance in Singapore, Hong Kong and Malaysia. Decrease in Thailand. Relaunch currently being rolled-out

11

Operational Report

Carlsberg Breweries


Carlsberg

Northern and Western Europe

DKK million	2002 Q4	2001 Q4	Change	2002 FY	2001 FY	Change
Net sales	6,869	6,911	-1%	26,997	26,064	4%
EBITA	391	138	183%	2,269	1,785	27%
EBITA margin	5.7%	2.0%	+3.7 %pts.	8.4%	6.8%	+1.6 %pts.
Beer volume (mill. HL)	6.6	6.5	3%	26.3	25.7	2%

12

Operational Report


Carlsberg

Northern and Western Europe
Nordic Area

- A strong year for the Nordic area
- Positive market share developments on key brands
- Sinebrychoff now market leader in beer, cider and soft drinks
- Strong results in Ringnes combined with increased investment in brands marketing
- Carlsberg Denmark satisfactory result in flat market
  - Increasing profit contribution from beer, but negative impact from illegal import
- Profit growth from Carlsberg Sweden
  - Main contribution from cost savings and synergies



Northern and Western Europe
UK

- Strong consumer spending in Off Trade
- EBITA margin expansion through reduction in unit costs
- Strong cash flow through reduced capital employed
- Carlsberg brand improved 12.7% in a lager market estimated to have grown by 2.9%



Carlsberg Breweries

Northern and Western Europe Southern Area

- Feldschlösschen performance in line with business plan, but weather and macro economics negatively affects beverage sector
- Hannen Brauerei operational performance shows improvement and modest positive results
- Unicer-Bebidas facing increased competition and not meeting expectations
- Italy in line with last year, but below expectations

15

Operational Report



Carlsberg Breweries

Eastern Europe

DKK million	2002 Q4	2001 Q4	Change	2002 FY	2001 FY	Change
Net sales	1,442	1,368	5%	7,475	5,842	28%
EBITA	146	165	-12%	1,274	1,204	6%
EBITA margin	10.1%	12.0%	-1.9 %pts.	17.0%	20.6%	-3.6 %pts.
Beer volume (mill. HL)	7.6	7.1	7%	37.5	32.1	17%

16

Operational Report

Carlsberg Breweries



Eastern Europe

- *BBH strengthens market positions in its three regions*
- Carlsberg Okocim (Poland) improved and strong performance in Carlsberg brand
- Acquisitions in Bulgaria and increased ownership in Croatia
- Türk Tuborg unsatisfactory

17

Operational Report

Carlsberg Breweries



Eastern Europe
Turkey

- Unsatisfactory performance by Türk Tuborg
  - EBITA USD -16m
  - Sluggish Turkish economy
  - Strong increase in TT market activities leading to market share expansion
  - Hyper inflation not compensated in pricing
- New management; plan for profitability has been established

18

Operational Report



Eastern Europe
Baltic Beverages Holding (50%)

DKK million	2002 Q4	2001 Q4	Change	2002 FY	2001 FY	Change
Net sales	860	849	1%	4,598	3,638	26%
EBITA	195	204	-5%	1,231	1,001	23%
EBITA margin	22.6%	24.0%	-1.4 %pts.	26.8%	27.5%	-0.7 %pts.
Beer Volume (mill. HL)	5.6	5.2	7%	27.9	22.8	22%



Baltic Beverages Holding
Foreign Exchange Impact

Exchange Rates	*Average in Period* 2002	2001	Change	*Close end of Period* 2002	2001	Change
EUR/RUB	29.70	26.15	-12%	33.54	27.14	-19%
EUR/USD	0.9458	0.8956	-5%	1.0504	0.8903	-15%

- Impact on EBITA in 2002 vs. 2001 amounts to DKK 75m


Carlsberg

Baltic Beverages Holding (50%)

- BBH gained 70% of growth in Russia (incl. Vena)
- BBH leading in innovation (packaging, beer mixes, non-alcoholic beer, wheat beer)
- Baltika reorganizing sales and distribution network - sales suffering in short term
- Pan-Baltic organization and market approach
- Focus on new markets
- Strong development in Ukraine
- Carlsberg Breweries' results negatively influenced by sales of Vena (50%) and Svyturys


Carlsberg

Baltic Beverages Holding (BBH) Market Trends 2002

	Market vol. mhl	Market Growth	BBH Volume Growth	BBH Market Share	Litres Per Capita
Russia	69,5	9%	22%	33%	48
Ukraine	13,7	14%	27%	20%	28
Baltics	5,0	18%	20%	46%	67

- Russia including Vena and Voronezh in 2002
- Baltics including Svyturys Utenos in 2002. Utenos and Kalnapilis in 2001

Carlsberg Breweries

Russian Beer Market

Market Shares in Russia

Brewery	2002	2001
BBH	33%	28%
Sun Interbrew	12%	13%
Ochakova	8%	8%
Krasny Vostok	7%	7%
Bravo (Heineken)	4%	4%
Efes	3%	2%
Stepan Rasin	3%	3%
SAB Kaluga	2%	2%
Others	29%	33%
Total	100%	100%

Baltic Beverages Holding vs.
Market Volume Growth



Market
BBH
50
45
40
35
30
25
20
15
10
5
0
%
26
26
28
44
34
21
35
17
20
14
14
12
4
1
2001-Q1
2001-Q2
2001-Q3
2001-Q4
2002-Q1
2002-Q2
2002-Q3
2002-Q4

Figures reported earlier have been slightly changed following update of statistics

Operational Report

23

Carlsberg Breweries



Growth trends in Russian beer market

- Russian beer market growth in 2002 at 9%. Total market reached appox. 70m hl
- BBH Russian growth factor vs. market 2:1 and thus capturing majority of volume growth
- BBH key brands have strengthened their positions
- BBH investing to take more than 50% of volume growth in coming years
- Russian beer market expected to grow 8-9% in 2003, however, weak H1 expected due to stock effect in H1 2002

Operational Report

24

Carlsberg Breweries



Asia

DKK million	2002 Q4	2001* Q4	Change	2002 FY	2001* FY	Change
Net sales	222	357	-38%	1,019	1,847	-45%
EBITA	70	111	-37%	467	403	18%
EBITA margin excl. Hite and profit guarantee	8.6%	31.1%	-22.5 %pts.	21,4%	21.8%	-0.4 %pts.
Beer Volume (mill. HL)	3.9	2.7	44%	14.7	9.2	60%

* 2001 figures represents old set-up in Asia

Operational Report

25

Carlsberg Breweries



Asia

- Thailand operation weaker than expected
  - Distribution and sales is operational
  - Carlsberg sales expected to increase in 2003
- Thailand profit guarantee contributes with DKK 122m
- Associated income from Hite DKK 126m
- Steady performance in Malaysia and Singapore
  - Malaysian market witnessed aggressive price discounting
- China strategy model to be reviewed

Operational Report

26

Carlsberg | Carlsberg Breweries



Expectations for the Future

- Improving operational performance
  - Sweden, Poland, Switzerland, Italy and Turkey
- Build on premium brands - especially in mature markets
  - Investing in global brand growth
- New product development
- Costs reduction
- Strong focus on cash flow and reduction of capital employed

27

Future

Orkla – Fourth quarter 2002

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-31.12. 2002	2001	1.10.-31.12. 2002	2001
Operating revenues	**42,979**	44,799	**10,983**	11,577
Operating expenses	**(37,084)**	(38,965)	**(9,512)**	(10,113)
Ord. depreciation and write-downs	**(2,232)**	(2,148)	**(574)**	(547)
Operating profit before goodwill and other revenues and expenses	**3,663**	3,686	**897**	917
Ord. goodwill amortisation and write-downs	**(499)**	(454)	**(134)**	(122)
Other revenues and expenses [i]	**(143)**	28	**(123)**	9
Operating profit	**3,021**	3,260	**640**	804
Profit from associates	**305**	1,510	**48**	1,275
Dividends	**369**	545	**16**	4
Portfolio gains	**(95)**	(760)	**(248)**	(932)
Financial items, net	**(1,193)**	(1,302)	**(331)**	(350)
Profit before tax	**2,407**	3,253	**125**	801
Taxes	**(630)**	(773)	**(14)**	(111)
Profit after tax	**1,777**	2,480	**111**	690
Of this minority interests	**166**	211	**7**	49
Profit before tax, Industry area	**2,067**	3,363	**303**	1,688
Profit before tax, Financial Investments	**340**	(110)	**(178)**	(887)
Earnings per share fully diluted (NOK)	**7.7**	10.7	**0.5**	3.0
Earnings per share fully diluted, adjusted (NOK)[ii]	**10.6**	12.8	**1.6**	3.5

[i] Other revenues and expenses totaled NOK -143 million in fourth quarter 2002: Restructuring Orkla Foods (NOK -59 million), restructuring Orkla Beverages (NOK -9 million), write-downs and restructuring Media (NOK -120 millon), gains from sale of Kemetyl (NOK 25 million), gains from sale of power plants (NOK 129 million), write-downs and restructuring Chemical (NOK -109 million). In fourth quarter 2001, NOK 28 million: Gains from sale of Fredrikstad Blikk- og Metallvarefabrikk (NOK 48 million) as well as provisions for future demolition costs (NOK -27 million), all in Chemicals. Gains from sale of Kalnapilis, Orkla Beverages (NOK 20 million) and restructuring Carlsberg Breweries' head office (NOK -13 million).

[ii] Excluding goodwill amortisation and other revenues and expenses.

OPERATING REVENUES AND OPERATING PROFIT BEFORE GOODWILL AMORTISATION IN NOK MILLION QUARTERLY

OPERATING REVENUES


12000
10000
8000
6000
4000
2000
0
1Q 2Q 3Q 4Q
2000
1Q 2Q 3Q 4Q
2001
1Q 2Q 3Q 4Q
2002

OPERATING PROFIT BEFORE GOODWILL AMORTISATION


1400
1200
1000
800
600
400
200
0
1Q 2Q 3Q 4Q
2000
1Q 2Q 3Q 4Q
2001
1Q 2Q 3Q 4Q
2002

The Orkla Group

MAIN TRENDS IN THE FOURTH QUARTER

- Group profit before tax totalled NOK 125 million in the fourth quarter of 2002, compared with NOK 801 million in the corresponding period of 2001. This decline is largely attributable to the fact that Orkla sold its holding in Hartwall in the fourth quarter of 2001, realising a total gain of NOK 1.35 billion.
- As of 31 December 2002, profit before tax amounted to NOK 2,407 million compared with NOK 3,253 million in 2001. Earnings per share in 2002 were NOK 7.7 compared with NOK 10.7 in 2001. The Board of Directors proposes to pay a dividend for 2002 of NOK 3.40 per share, which is approximately 5 % higher than the dividend of NOK 3.25 for 2001.
- On the whole, underlying operations in the Industry Division were positive in the fourth quarter. The substantially improved performance of Orkla Brands was partly offset by continued weak results for the media business. Adjusted for currency translation effects, operating profit before goodwill amortisation for the Group was approximately 4 % higher than in 2001. The comparison with the fourth quarter of 2001 is also affected by a change in accounting practices at Carlsberg Breweries due to the introduction of new Danish accounting legislation as from 2002. If Orkla had adjusted its 2001 figures in line with Carlsberg Breweries' new accounting practices, the beverages business would also have shown profit growth in the fourth quarter. For the year as a whole, the effect of Carlsberg Breweries' new accounting practices is relatively limited.
- In the extremely weak stock market in 2002, Orkla's share portfolio did better than the stock exchange indices with which it is relevant to compare Orkla's performance. The total return on the investment portfolio as of 31 December 2002 was -14.8 %, compared with -31.1 % for the Oslo Stock Exchange Benchmark Index. In the fourth quarter of 2002, sales of shares resulted in a net realised loss of NOK 248 million, compared with a loss of NOK 932 million in 2001. At year-end 2002, unrealised gains on the share portfolio totalled NOK 190 million, compared with NOK 2.7 billion at year-end 2001. As of 18 February 2003, the unrealised net loss on the share portfolio was more than NOK -400 million.

Group operating revenues in the fourth quarter totalled NOK 10,983 million, compared with NOK 11,577 million in the corresponding period of 2001. Currency translation effects for foreign activities amounted to NOK -674 million in the fourth quarter. Operating revenues for the Chemicals division continued to be affected negatively in the fourth quarter by the stronger NOK and weaker USD. In addition, deliveries of marine oil to the fish feed industry declined.

Group operating profit before goodwill amortisation amounted to NOK 897 million in the fourth quarter, compared with NOK 917 million in the corresponding period of 2001. Most of the Group's industrial operations achieved profit growth, both in the fourth quarter alone and for the year as a whole. However, this general improvement was offset by the fact that certain businesses, particularly in the media and seafood sectors, are struggling with weak market conditions and low profitability. For the year as a whole, the return on capital employed for the Industry division was 12.7 %, compared with 12.6 % in 2001.

Adjusted for currency translation effects, underlying growth in operating profit before goodwill amortisation in the quarter amounted to 4 %. However, the comparison with last year is also affected by a change in accounting practices at Carlsberg Breweries due to the introduction of new Danish accounting legislation as from 2002. In this connection, Carlsberg Breweries revised its accounts for 2001 in accordance with the new practices. This particularly affected the accruals-based reporting of packaging costs, since return packaging was previously charged directly against income, but in conformity with the new practices these costs are now capitalised and written off evenly over the packaging's expected useful life. For Orkla, the recalculation of the figures for the whole of 2001 reduced operating profit by only NOK 44 million compared with the figures reported by Orkla for 2001. This was not considered to be a significant difference, and Orkla therefore chose not to adjust its accounts for 2001. However, for the fourth quarter alone, the effect was NOK -82 million, and underlying growth for both Orkla Beverages and the Group as a whole is therefore correspondingly stronger in the fourth quarter. Taking into account this effect and currency translation effects, growth for the Group would have been 14 %.

Other revenues and expenses totalled NOK -123 million in the fourth quarter. The Chemicals business sold nine small power plants (160 GWh), realising a total gain of about NOK 130 million, and wrote down goodwill and fixed assets in China and the USA by a total of approximately NOK 110 million. In Orkla Media, Berlingske took write-downs and made provisions totalling around NOK 120 million in connection with its decision to establish joint printing plant operations with Politiken and make further workforce reductions. Taking into account the business plans that are already in place, Orkla has not found reason to write down goodwill elsewhere.

Excluding the gain on the sale of Orkla's shareholding in Hartwall in 2001, profit from associates rose to NOK 48 million. This increase is primarily due to improved profit performance at Jotun, coupled with higher profit contributions from associates in Carlsberg Breweries.

While Group operating profit was negatively affected by the stronger Norwegian krone, the effect on the Group's foreign currency liabilities was positive. Combined with generally lower interest rates, this helped to reduce net interest expenses. However, the positive effect was offset by currency losses for Carlsberg Breweries in BBH and Turkey, as well as by write-downs of certain long-term financial assets.

Realised losses on the investment portfolio in the fourth quarter totalled NOK 248 million, compared with a loss of NOK 932 million in the corresponding period in 2001. For the year as a whole, the realised net loss on the portfolio amounted to NOK 95 million (loss of NOK 760 million)[1].

Orkla's earnings per share were NOK 7.7 in 2002, compared with NOK 10.7 in the previous year. Before goodwill amortisation and other revenues and expenses, earnings per share were NOK 10.6 (NOK 12.8)[1]. The differences are largely ascribable to the sale of Orkla's shareholding in Hartwall in the fourth quarter of 2001, which generated NOK 3.8 per share. The tax charge for 2002 is calculated to be 26.2 %, which is slightly higher than in 2001. The Board of Directors proposes a dividend of NOK 3.40, compared with NOK 3.25 in 2001.

ORKLA FOODS - EBITA[2] = NOK 311 MILLION V NOK 324 MILLION

- Profit growth for Stabburet in Norway and Orkla Foods International
- Weak results for seafood operations in Poland
- Pizza production in Hungary to be moved to the Czech Republic

Orkla Foods' operating revenues for the fourth quarter of 2002 totalled NOK 3,041 million. For continuing business, adjusted for currency translation effects, revenues were 2 % higher than in 2001.

Operating profit before goodwill amortisation in the fourth quarter of 2002 amounted to NOK 311 million. For continuing business, adjusted for currency translation effects, this was on a par with the fourth quarter of 2001. For the year as a whole, operating profit before goodwill amortisation totalled NOK 902 million. For continuing business, adjusted for currency translation effects, this was NOK 21 million lower than in 2001.

The main reason for the decline in operating profit was the very negative performance of Superfish (seafood) in Poland. In order to ensure stronger control of operations, Orkla Foods took over the remaining 49 % of the shares in the company in February 2003. A new managing director has been appointed. A detailed plan of action has been drawn up to improve the company's operations. Among other things, Superfish will be transferred from Abba Seafood to Orkla Foods International and integrated with Orkla Foods' other operations in Poland.

Stabburet in Norway had a good fourth quarter, as a result of which profit for the year was higher than in 2001. Grandiosa Pizza Toast was launched on the frozen snack market in August, and at year-end the product was market leader.

Procordia Food in Sweden achieved underlying profit growth in the fourth quarter, and for the year as a whole operating profit before goodwill amortisation in local currency was 10 % higher than in 2001. This increase is attributable to higher sales and efficiency improvement measures designed to cut both variable and fixed costs. The "Lyftet" improvement programme, which aims at reducing the cost base by approximately SEK 110 million by the end of 2003, is proceeding as planned.

Both Beauvais in Denmark and Felix Abba in Finland reported lower fourth quarter operating profit than in the corresponding period of 2001. However, Felix Abba achieved higher profit for 2002 as a whole. Abba Seafood in Sweden posted profit growth for the fourth quarter.

Orkla Foods International achieved significantly higher profit in the fourth quarter, even though profit for the year as a whole has still not reached a satisfactory level. As expected, Orkla Foods Romania delivered profit growth. In order to strengthen its competitiveness prior to the EU's

1) Figures in parentheses are for the corresponding period in 2001.
2) These figures show operating profit before goodwill amortisation for the fourth quarter of 2002 compared with the fourth quarter of 2001.

Amounts in NOK million	Operating revenues 1.1.-31.12. 2002	2001	1.10.-31.12. 2002	2001	Operating profit before goodwill amortisation 1.1.-31.12. 2002	2001	1.10.-31.12. 2002	2001
Orkla Foods	**11,062**	11,133	**3,041**	3,054	**902**	952	**311**	324
Orkla Beverages [1]	**14,516**	14,924	**3,471**	3,697	**1,364**	1,311	**165**	221
Orkla Brands	**4,500**	4,527	**1,222**	1,199	**787**	648	**222**	171
Orkla Media	**7,079**	7,453	**1,788**	1,936	**148**	294	**69**	102
Eliminations	**(157)**	(153)	**(48)**	(48)	**0**	0	**0**	0
Branded Consumer Goods	**37,000**	37,884	**9,474**	9,838	**3,201**	3,205	**767**	818
Chemicals	**5,726**	6,581	**1,381**	1,658	**537**	569	**131**	132
H.O./unallocated/Eliminations	**(58)**	79	**(5)**	(23)	**(116)**	(117)	**(28)**	(39)
Industry area	**42,668**	44,544	**10,850**	11,473	**3,622**	3,657	**870**	911
Financial Investments	**311**	255	**133**	104	**41**	29	**27**	6
Group	**42,979**	44,799	**10,983**	11,577	**3,663**	3,686	**897**	917

[1] Due to the change in the accounting principles applied by Carlsberg Breweries, quarterly results are not directly comparable.

eastward expansion, Orkla Foods will move production of frozen pizza from Hungary to its factory in the Czech Republic.

Orkla Food Ingredients posted lower operating profit than in 2001, but fourth quarter profit was on a par with profit in the corresponding period of 2001. The Danish company Credin was formally taken over as planned at the beginning of 2003.

Bakers reported good volume and profit growth in the fourth quarter, largely due to increased investment in bake-off products and strong sales of Christmas products.

Orkla Beverages - EBITA[2] = NOK 165 million v NOK 221 million (NOK 165 million v NOK 139 million if new accounting principles are applied)

- Profit growth in the Nordic region
- Positive effects of restructuring programmes
- 6 % volume growth for the Carlsberg brand in 2002

Orkla's 40 % interest in Carlsberg Breweries represented operating revenues of NOK 3,471 million in the fourth quarter of 2002. Adjusted for currency translation effects, this was equivalent to 3 % growth compared with the corresponding period of 2001.

Operating profit before goodwill amortisation amounted to NOK 165 million for the fourth quarter of 2002. If the same accounting principles had been applied, the corresponding figures for 2001 would have been NOK 139 million. For 2002 as a whole, operating profit before goodwill amortisation totalled NOK 1,364 million, a rise of 14 % compared with 2001, adjusted for currency translation effects. All market areas reported profit growth for the year, with the Nordic region posting the greatest improvement. For 2002 as a whole, profit from associates increased by NOK 43 million.

As explained above, changes in accounting practices have significant effects on comparisons with the figures reported by Orkla for the fourth quarter of 2001. Underlying operations at Carlsberg Breweries in the fourth quarter are best described by comparing results for the fourth quarter of 2002 with Carlsberg Breweries' figures for 2001 in accordance with the new, comparable accounting practices. Comments on the performance of the individual market areas are therefore based on Carlsberg Breweries' accounting figures on a 100 % basis and in DKK, also in order to eliminate the effect of the NOK's rising exchange rate.

Carlsberg Breweries' beer sales volume in the fourth quarter of 2002 totalled 18.1 million hectolitres, up 12 % compared with the corresponding period of 2001. The volume for other beverages was 4.6 million hectolitres, a decline of 6 % compared with the fourth quarter of 2001.

Fourth quarter operating revenues for the Northern and Western Europe market area totalled DKK 6,869, down 1 % from the corresponding period of 2001. EBITA increased by DKK 253 million to DKK 391 million. As of 31 December 2002, EBITA was DKK 2,269 million, 27 % higher than the previous year.

Profit performance in the Nordic region remained positive in the fourth quarter. The ongoing restructuring efforts in Sweden generated positive effects in the quarter. At year-end 2002, all the businesses in the Nordic region had achieved profit growth compared with 2001, with particularly satisfactory profit improvement in Norway and Finland. The businesses in Switzerland and Germany also reported higher profit in the fourth quarter as a result of the effects of the restructuring projects.

Operating revenues in the Central and Eastern Europe market area totalled DKK 1,442 million in the fourth quarter of 2002, which is a rise of 5 % compared with the corresponding period of 2001. EBITA amounted to DKK 146 million, 12 % lower than in the fourth quarter of 2001. Turkey is still affected by a very difficult economic climate with high inflation, a weak currency and high interest rates. This resulted in a weak performance by Türk Tuborg and EBITA for 2002 was a negative DKK -133 million. Comprehensive changes in management have been carried out and a new business plan is currently being implemented. As of 31 December 2002, the Central and Eastern Europe market area had EBITA of DKK 1,274 million, compared with DKK 1,204 million in 2001.

Beer market growth in Russia was relatively low in the second half of 2002. However, high growth at the beginning of the year contributed to growth of around 9 % for the year as a whole. Although reported market growth may vary from one quarter to the next, the figure of 9 % for the year as a whole is considered to be representative of underlying growth in the market, and on a par with anticipated growth for 2003. At year-end 2002, market growth was 14 % in Ukraine and 18 % in the Baltic States. BBH posted volume growth in the Russian, Ukrainian and Baltic States markets of 22 %, 27 % and 20 %, respectively, and increased its share of the Russian market to 33 % in 2002.

The new business structure in Poland led to higher fourth quarter sales, which were also boosted by the continued positive effect of the

launch in the third quarter of the Carlsberg brand in half-litre bottles.

Operating revenues for Carlsberg Asia (50 %) in the fourth quarter totalled DKK 222 million and EBITA amounted to DKK 70 million. Results in Thailand still include the previously reported profit guarantee from Carlsberg Breweries' partner in Carlsberg Asia.

The company's performance in Malaysia and Singapore was satisfactory, while the performance of the business in Thailand was weaker than expected.

ORKLA BRANDS - EBITA[2] = NOK 222 MILLION V 171 MILLION

- Sales growth in the fourth quarter
- Broad-based profit growth in the fourth quarter driven by new launches and the positive impact of internal efficiency projects
- Redesign project in the biscuits business completed. Effect on profit positive from the fourth quarter of 2002 but neutral for the year as a whole

Orkla Brands' operating revenues for the fourth quarter of 2002 totalled NOK 1,222 million. Adjusted for currency translation effects, revenues were 3 % higher than in 2001. Satisfactory sales growth in several business areas had a positive impact. The strongest growth was reported by Biscuits, Dietary Supplements and Lilleborg Industrial Detergents. The good performance of the biscuits business was partly due to satisfactory sales of the year's new launches, Café Cookies and Café Brownie Cookies. Operating revenues for Household Textiles declined, largely due to weaker distribution. At year-end, Orkla Brands' operating revenues amounted to NOK 4,500 million which, adjusted for currency translation effects, was 1 % higher than last year.

Fourth quarter operating profit before goodwill amortisation totalled NOK 222 million (NOK 171 million)[1]. Profit growth was broad-based, but strongest for Lilleborg Home and Personal Care and Biscuits. This improved performance was due to good profitability and sales growth for the year's new launches, the positive effects of improvement projects, particularly in the Biscuits business, a continued high level of exports from Lilleborg Home and Personal Care and favourable prices for certain factor inputs. Operating profit before goodwill amortisation totalled NOK 787 million at the end of the fourth quarter, 21 % up on the previous year. All businesses except Household Textiles achieved profit growth.

Orkla Brands' market positions were largely maintained in 2002, with the exception of Household Textiles. No major product launches took place in the fourth quarter. The most important launch during the year was the Define hair care series from Lilleborg Home and Personal Care. Define is now market leader in the hair care segment in Norway. The improvement project in the Biscuits business, which was initiated in the fourth quarter of 2001, has been completed and the workforce has been reduced. The net effect on fourth quarter profit was positive, but on an annual basis it was neutral due to non-recurring expenses, primarily in the first half of the year.

ORKLA MEDIA - EBITA[2] = NOK 69 MILLION V 102 MILLION

- Continued decline on the Danish and Polish advertising markets
- Continued profit growth for Magazines in Norway

Fourth quarter operating revenues for Orkla Media totalled NOK 1,788 million. For continuing business adjusted for currency translation effects, this was equivalent to a decline of 6 %. The negative trend was due to the continued decline in advertising revenues in Denmark and Poland. Operating profit before goodwill amortisation amounted to NOK 69 million in the fourth quarter. For continuing business adjusted for currency translation effects, this was NOK 40 million lower than in the corresponding period of 2001.

In Denmark, Berlingske again reported a drop in advertising revenues compared with the corresponding period of the previous year. The decline in the classified market for situations vacant continued. However, advertising volumes and total circulation figures for Berlingske were on a par with the total Danish market. Substantial cost reductions, which totalled some NOK 190 million in 2002, are still not enough to fully offset the loss of advertising revenues. Cooperation on printing with Politiken and further workforce reductions will help to improve the cost position in the months ahead.

Profit for Newspapers Norway was up in the fourth quarter compared with the corresponding period of 2001. This improvement was largely due to the positive impact of cost reduction measures. The trend in advertising volume for the Group's Norwegian newspapers in the fourth quarter was on a par with the corresponding period of 2001 and in line with the trend on the overall market.

Newspapers Eastern Europe reported a slight fall in profit in the fourth quarter in comparison with 2001. This continued to be due to the decline on the Polish advertising market. The advertising market declined relatively less in the fourth quarter than in previous quarters. Cost reductions offset part of the loss of advertising revenues. Circulation figures continued to fall, although Orkla newspapers' share of total circulation increased. The Group's newspapers are market leader in terms of circulation in Poland.

Magazines reported higher profit in the fourth quarter than in the corresponding period of 2001. This was largely ascribable to continued circulation growth for Her og Nå in Norway, the positive earnings and cost performance of the Swedish magazine publisher Medströms and general cost reductions.

Direct Marketing reported profit for continuing business on a par with the fourth quarter of 2001.

Write-downs and provisions were made in the fourth quarter in connection with the decision to cooperate on printing with Politiken in Denmark and further workforce reductions at Berlingske.

CHEMICALS - EBITA[2] = NOK 131 MILLION V 132 MILLION

- Stronger NOK and weaker USD had a negative impact on sales and profit
- International economic situation led to lower sales volumes for most areas
- Continued satisfactory profit from the lignin business
- Good profit from financial power trading in the fourth quarter

Borregaard's operating revenues amounted to NOK 1,381 million in the fourth quarter, down 11 % for continuing business adjusted for currency translation effects. Operating profit before goodwill amortisation totalled NOK 131 million (NOK 132 million)[1]. Borregaard LignoTech continued to achieve profit growth in the fourth quarter. The performance of Borregaard ChemCell and Denofa was somewhat weaker than in the corresponding period of 2001, but this was offset by the high contribution to profit from financial power trading. The new Swiss business was consoli-

Group balance sheet

Amounts in NOK million	31.12. 2002	31.12 2001
Assets:		
Long-term assets	**26,786**	28,434
Portfolio investments etc.	**11,998**	11,599
Short-term assets	**14,338**	14,612
Total assets	**53,122**	54,645
Equity and Liabilities:		
Equity and minority interests	**18,691**	18,957
Interest-bearing liabilities	**22,443**	22,712
Interest-free liabilities and provisions	**11,988**	12,976
Total equity and liabilities	**53,122**	54,645
Equity to total assets ratio (%):		
Book	**35.2**	34.7
Including unrealised gains before tax	**35.4**	37.8

Changes in equity

Amounts in NOK million	31.12. 2002	31.12. 2001
Equity at 1 January	**17,969**	16,447
Profit for the year after minority	**1,611**	2,269
Dividend	**(708)**	(685)
Repurchase of own shares	**(351)**	(64)
Translation difference etc.	**(721)**	2
Total	**17,800**	17,969

Cash flow

Amounts in NOK million	1.1.-31.12. 2002	1.1.-31.12. 2001	1.10.-31.12. 2002	1.10.-31.12. 2001
Industry area:				
Operating profit	**2,981**	3,231	**614**	798
Depreciation and write-downs	**2,895**	2,606	**869**	687
Change in net working capital	**195**	12	**297**	556
Cash flow from operating activities	**6,071**	5,849	**1,780**	2,041
Net replacement expenditure	**(1,843)**	(1,960)	**(787)**	(932)
Free cash flow operating activities	**4,228**	3,889	**993**	1,109
Financial items, net	**(1,143)**	(1,301)	**(369)**	(410)
Free cash flow from Industry area	**3,085**	2,588	**624**	699
Free cash flow from Financial Investments	**715**	955	**40**	141
Taxes paid	**(973)**	(1,192)	**(102)**	(551)
Miscellaneous	**(207)**	(116)	**(22)**	22
Cash flow before capital transactions	**2,620**	2,235	**540**	311
Dividends paid	**(781)**	(739)	**0**	(16)
Share buy back	**(351)**	(64)	**(36)**	3
Cash flow before expansion	**1,488**	1,432	**504**	298
Expansion investments (Industry area)	**(740)**	(726)	**(247)**	(282)
Sold companies	**210**	2,455	**136**	2,232
Acquired companies	**(1,920)**	(4,769)	**(983)**	(317)
Net purchases/sales portfolio investm.	**(920)**	41	**(377)**	140
Net cash flow	**(1,882)**	(1,567)	**(967)**	2,071
Currency translations net interest-bearing debt	**1,498**	416	**506**	203
Change in net interest-bearing debt	**384**	1,151	**461**	(2,274)
Net interest-bearing debt	**19,516**	19,132		

dated in the accounts as from 31 December 2002.

Borregaard's operating revenues totalled NOK 5,726 million for 2002 as a whole, down 8 % for continuing business adjusted for currency translation effects. Operating profit before goodwill amortisation was NOK 537 million (NOK 569 million)". The stronger Norwegian krone and weaker dollar led to lower revenues and profitability, particularly for exports from Norway. Somewhat lower volumes in general and a drop in the marine oil market also contributed to the decline in operating revenues and operating profit. In the second half of 2001, the Chemicals business decided to increase its hedging of future cash flows in USD. This helped to reduce the impact of the strong Norwegian krone and the weak dollar. At year-end, the unrealised currency gain amounted to approximately NOK 400 million. This gain will vary with the exchange rate for USD and be taken to income in step with sales of products that are paid for in USD, primarily in 2003 and 2004.

For Borregaard LignoTech, the fourth quarter was characterised by a certain decline in volume and the weaker currency situation. The decline in volume was due to the international economic situation, tougher competition and seasonal effects. The expansion of the factory in South Africa is proceeding according to plan and the start-up is scheduled to take place in the second quarter of 2003.

Borregaard ChemCell reported lower profit than in the fourth quarter of 2001, mainly due to a decline in the market for certain basic chemicals. For speciality cellulose, the effects of lower variable costs and higher production were offset by the stronger NOK and lower sales volume.

For Borregaard Synthesis, fourth quarter sales were slightly lower than in 2001. Nevertheless, fourth quarter profit was significantly better. This improvement was due to a better product mix, good production, cost reductions and lower prices for certain factor inputs.

Denofa's profit was lower in the fourth quarter than in the corresponding period of 2001, largely due to lower deliveries of marine oil to the fish feed industry, a lower industrial crushing margin and a decline in exports of oil and fat products.

Borregaard Energy is a significant player on the Norwegian power market and its own production amounts to approximately 490 GWh. Financial trading in power contracts is an integral part of this business. The contribution to profit from financial power trading is usually insignificant, but in the extreme market situation in Norway in the fourth quarter, realised gains totalled NOK 44 million. However, this was partially offset by a reduction in the company's own production during the period. Both Borregaard Hellefoss and Borregaard Vafos reported a negative impact on profit from the strong exchange rate for the Norwegian krone. Borregaard Hellefos also reduced its production due to the general market situation for book quality paper.

Financial Investments

- Very weak stock markets in 2002 and no significant recovery in the fourth quarter
- Return on the portfolio clearly better than for the market as a whole in 2002

After a decline of 33.8 % at the end of the third quarter of 2002, the Oslo Stock Exchange Benchmark Index rose 4.1 % in the fourth quarter. Consequently, the Index was 31.1 % lower than at the beginning of the

If undelivered, please return to: Orkla ASA
Shareholder service
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway

In the event of a change of address, shareholders are requested to contact their account manager (bank etc.)

Information about Orkla is available at: **www.orkla.com**

year. The FT World Index rose 5.7 % during the quarter, but was 24.6 % lower for the year as a whole. Since the beginning of 2003, the stock market trend has once again been negative.

The return on Orkla's investment portfolio in the fourth quarter amounted to -14.8 %. Among the largest investments, the performance of the Elkem share was relatively positive in 2002, while the Storebrand share performed poorly.

Profit before tax for the Financial Investments division amounted to NOK 340 million (loss of NOK 110 million)[1]. Realised losses for the quarter totalled NOK 248 million, compared with a loss of NOK 932 million in the corresponding period of the previous year. Net realised losses amounted to NOK 95 million for 2002 as a whole (loss of NOK 760 million)[1]. In 2002, dividends received amounted to NOK 362 million, down NOK 182 million compared with 2001. The Orkla Finans Group reported a decline in profit as a result of reduced activity in Enskilda Securities (22.5 %-owned).

Total net investments amounted to NOK 286 in the fourth quarter. The largest transactions were net purchases of shares in Rieber & Søn amounting to NOK 307 million and divestment of the stake in Norway Seafoods Holding for NOK 361 million.

The net asset value of the share portfolio after tax dropped NOK 2,318 million in 2002 to NOK 10,240 million. The decline in the fourth quarter amounted to NOK 124 million. At year-end the market value of the portfolio was NOK 12,060 million. Foreign investments accounted for 29.8 % of the portfolio. Unrealised gains totalled NOK 190 million, equivalent to 1.6 % of the market value of the portfolio. Due to the continued decline on the stock markets so far in 2003, the unrealised net loss on the portfolio as of 18 February 2003 was more than NOK -400 million.

Cash flow and financial situation

Free cash flow from the Industry division in 2002 was NOK 500 million higher than in 2001. This was partly ascribable to the positive trend in working capital, primarily driven by Beverages, and lower financial items.

Expansion investments in the Industry division, which amounted to more than NOK 700 million, largely consisted of investments in Carlsberg Breweries' companies in Central and Eastern Europe. Acquired companies accounted for a net outlay of approximately NOK 1,700 million in 2002. This was primarily related to acquisitions in the Beverages area, Orkla Foods' purchase of the Danish company Credin and Borregaard's acquisition of a chemicals company in Switzerland.

The Orkla Group's net purchases of portfolio shares amounted to just over NOK 900 million in 2002. The increased stake in Elkem was the most significant investment.

Buy-backs of Orkla's own shares in 2002 amounted to NOK 351 million, compared with NOK 64 million in 2001. Buy-backs for the year were equivalent to 1.2 % of outstanding shares.

Positive currency effects on net interest-bearing liabilities amounted to approximately NOK 1,500 million. Net interest-bearing liabilities increased by NOK 384 million in 2002.

The average interest rate in 2002 was 5.4 %. At the beginning of 2003, the average borrowing rate is 5.1 % and the proportion of interest-bearing debt at floating rates is 85 %, mainly in NOK, EUR, SEK, DKK and USD, of which 23 % is in NOK and 77 % in foreign currencies.

The Group balance sheet total, which largely comprises assets outside Norway, has been reduced as a result of the stronger Norwegian krone, since these assets have a lower translated value. Similarly, Group equity has declined by approximately NOK 700 million while Group liabilities, which are largely also in foreign currencies, have been reduced as a result of translation effects amounting to some NOK 1,500 million. At the end of the fourth quarter, the book equity ratio was 35.2 %, up 0.5 percentage points compared with 31 December 2001.

Other matters

At a meeting of the Corporate Assembly on 21 November 2002, Johan Fr. Odfjell was elected as a member and Chairman of the Board of Directors of Orkla ASA. He replaced Tom Ruud, who resigned as a result of his new responsibilities in the Nordea Group, which were not compatible with a position as Chairman of the Board of the Orkla Group. The Board thanks Tom Ruud for his fine efforts on behalf of the Orkla Group.

General Meeting

An Ordinary General Meeting will be held on 30 April 2003 at 3 p.m. at Ingeniørenes Hus, Oslo. The annual report will be distributed in week 13.

Outlook

Uncertainty still reigns with respect to global economic developments in 2003. Most of Orkla's product groups in the Branded Consumer Goods area are only moderately affected by the general economic situation and profit growth is more affected by the competitive situation on individual markets. As far as future prospects can be judged at the time of writing, all in all Orkla Foods, Orkla Brands and Orkla Beverages appear likely to achieve a certain amount of profit growth. Carlsberg Breweries anticipates an estimated rise in operating profit before goodwill amortisation of 5-10 % in 2003 (in local currencies). For Orkla Media, there is still no sign of improvement on the advertising markets. However, cost reduction measures that have already been implemented are expected to contribute to profit growth. The Chemicals area is exposed to global economic trends and exchange rates, and the operating parameters are weaker for the Chemicals business at the beginning of 2003 than they were at the same time last year.

The uncertain global economic situation also affects the stock markets. For Orkla's Financial Investments division, the realisation of portfolio gains in 2003 will depend on a positive market trend. A possible decline on the stock market will result in unrealised losses that will have to be posted in the accounts.

The trend in the Norwegian economy, with a strong krone and high wage growth, gives cause for concern and has a negative impact on the competitiveness of Orkla's Norwegian companies. This will in turn affect Orkla's investment in Norway, since, over time, the Group must locate its businesses in places where it has the best competitive advantages.

Oslo, 19 February 2003
The Board of Directors of Orkla ASA


ORKLA

EXEMPTION No. 82-3998



ORKLA
Long-term value creation
20 February 2003
ORKLA



Agenda
Performance and strategic direction
Strong organisations
Operational excellence
Growth
Performance (share, industry, portfolio)
Shareholder issues
Position for future value creation
2
ORKLA

10 year share price performance: Orkla has outperformed

Annual return as of 31 December 2002 if invested 1 Jan 1993



14.0 %
7.4 %
9.3 %
Orkla
OSE Index*
S&P500

*) TOTX 1993-2001, OSEBX 2002
All figures in local currencies
Calculations based on monthly figures, dividends reinvested at end of month of payout
Source: Bloomberg




ORKLA

Orkla has done better than indices in 7 out of 10 years

Year-by-year share price performance



80 %
60 %
40 %
20 %
0 %
-20 %
-40 %
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Orkla
OSE Index*
S&P500

*) TOTX 1993-2001, OSEBX 2002
All figures in local currencies
Calculations based on monthly figures, dividends reinvested at end of month of payout
Source: Bloomberg




ORKLA

Orkla has outperformed a synthetic Orkla-share in 8 out of the 10 last years



80 %
60 %
40 %
20 %
0 %
-20 %
-40 %
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Orkla
Synthetic share

Synthetic share: Weighted with FTSE 300 Foods, Household & Personal Care, Beverage, Media and Chemicals Industry indices and OSEBX. Dividends reinvested.

Industry

10 years of structural growth have made Orkla a Nordic/international company



12 %
10 %
72 %
11 %
21 %
33 %
29 %
Other
CEE
Other Western Europe
Other Nordic
Norway
1992
2002



ORKLA

Industrial growth has been strong and profitable



EBITA (NOKm)
Sales (NOK bn.)
4 000
3 000
2 000
1 000
50
40
30
20
10
0
Volvo-deal
100% Pripps Ringnes
Carlsberg Berlingske
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

CAGR	EBITA	Sales
93-02	11.9 %	10.0 %
98-02	9.4 %	8.7 %
00-02	9.6 %	12.3 %

EBITA — Sales



7



ORKLA

Industry ROCE has consistently been higher than today's WACC



ROCE — Pre-tax WACC = 10.5%
20 %
15 %
10 %
5 %
0 %
12.4%
12.6%
12.7%
1996
1997
1998
1999
2000
2001*
2002



8

Figures before tax
*) Excluding gain on sale of Hartwall-stake (NOKm 1,275)



ORKLA

Current industrial performance

Most businesses are doing well, but we have some challenges:

Performing satisfactorily

- Nordic operations in Foods, Carlsberg Breweries and Brands
- BBH
- Chemicals

Current challenges

- Improve performance of underachievers
  - Media in Denmark and Poland
  - Seafood operations in Poland
  - Beverages in Turkey



Portfolio

The investment portfolio has done better than the OSE Index in 9 out of the last 10 years

Year-by-year portfolio returns


80 %
60 %
40 %
20 %
0 %
-20 %
-40 %
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Orkla's Investments
OSE Index




ORKLA

Summing up performance

- The Orkla share has performed better than relevant indices, both in the short and long term
- Industrial development is on average satisfactory, but has potential for improvements
- Orkla has a strong platform for further growth and value creation
  - Most products hold leading market positions
  - Orkla has the expertise to exploit and improve these positions



Shareholder issues

Orkla's dividend policy


NOK per share
0.93
1.13
1.36
1.58
1.93
2.03
2.50
3.00
3.25
3.40
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002*

- Shareholders should have a stable, steady increase in dividends, provided that the underlying development of the business is satisfactory



* Proposed for 2002


ORKLA

Share buy-backs: Bottom-fishing strategy

	1999	2000	2001	2002
Shares bought	2 672 300	508 600	750 000	2 631 200
Average price paid	117.99	128.00	136.39	137.45
Buy-back portion	1.3 %	0.2 %	0.4 %	1.2 %
Number of transactions	6	1	2	12
Shares cancelled				1.3 %




ORKLA

Orkla complies with principles of good corporate governance

- One share = one vote.
- Independent election committees recommend candidates for both the Board of Directors and the Corporate Assembly
- No Orkla executives are members of the Board of Directors / All Board members are independent
- Orkla's auditor has few other assignments for the company
- Long-term bonus systems are determined by the Board and charged as payroll expenses
  - Bonus bank (EVA-related)
  - Bonus options 3-6 years
- High visibility accounting (well above average disclosure)
  - Few and disclosed off-balance sheet items



Orkla's vision

Orkla's vision

Orkla aims to create superior value to the benefit of our shareholders, employees and the societies in which we operate

We will operate better and grow faster than our competitors




ORKLA

Orkla's operational goal

- The Orkla share is to yield an annual return that is 25% higher than that of the Oslo Stock Exchange on a rolling five-year basis
  - e.g. OSEBX = 10% p.a. → Orkla = 12.5% p.a.
- Industrial activities: Growth and continuous improvements are to add economic value each year
  - Return on existing and new activities above WACC – target 14-15%
- The portfolio is to yield an annual return that is 2 percentage points higher than the Oslo Stock Exchange Benchmark Index on a rolling three-year basis




ORKLA

Orkla has financial capacity for future growth



NOK million
Net debt
Book equity
Net gearing
Net gearing
25 000
20 000
15 000
10 000
5 000
-
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

- Sound capital structure
  - Strong cash flow from operations: NOK 6.1 billion in 2002




ORKLA

Strategic Direction: Industrial growth

Priorities

- Branded Consumer Goods highest priority
  - Focus on growth and internationalisation
- Continued specialisation and concentration for Chemicals
  - Longer term: Open to value-creating structural solutions
- Limited allocation of new capital to the financial portfolio



Strategic issues by business area

Orkla Foods: Nordic satisfactory, CEE in build-up phase



Abba
KALLES

- Nordic FMCG: Strong brands and market positions
  - Satisfactory profitability, ROCE approximately 15% in 2002 (for Nordic FMCG)
  - Ambitions for growth and improved profitability
- Orkla Food Ingredients: Nordic market leader



Revenues (NOKm)
12 000
10 000
8 000
6 000
4 000
2 000
0
ROCE
EBITA-margin
14.2 %
8.7 %
13.5 %
8.6 %
12.7 %
8.2 %
2000
2001
2002
Revenues





ORKLA

Direction of development



Abba
KALLES

Nordic region

- Consolidate and rationalise
- Innovation and organic growth
- Growth through acquisitions



ketchup

Central and Eastern Europe

- Establish a solid and profitable platform
- Consolidate present position
- Further acquisitions
- Will take time





ORKLA

Orkla Beverages: From PR to CB - strong value creation



- A strong international brand
- Numerous strong local positions and brands
- Sound progress in 2002 (EBITA +21% in DKK)



Revenues (NOKm)
15 000
12 000
9 000
6 000
3 000
0
ROCE
EBITA-margin
11.9 %
11.3 %
12.0 %
8.8 %
12.3 %
9.4 %
2000
2001
2002
Revenues




ORKLA

Direction of development



- Further develop "Carlsberg" as a global premium brand
  - Target: Annual growth of 8% (6% in 2002)
- Rationalise and consolidate weaker positions
- Continued growth at BBH, and growth/acquisitions in CEE
- Participate in industry consolidation, but only if value-creating




ORKLA

Orkla Brands: Excellent profitability, strong cash flow


Blenda

- Strong brands and positions
- Successful innovation ability


Revenues
(NOKm)
6 000
4 000
2 000
0
ROCE
EBITA-margin
20.0 %
23.6 %
30.3 %
12.6 %
14.3 %
17.5 %
2000
2001
2002
Revenues



ORKLA

Direction of development: More of the same


Blenda


troika

- Maintain profitability and organic growth through innovation
- Further develop Nordic platforms

ORKLA

Orkla Media: Challenging environment



- Strong market positions in Norway, Denmark and Poland
- Weak profitability in Denmark and Poland
  - Drop in advertising markets
  - Urban vs. Metro
- ROCE 3.2% in 2002 (for Media in total)



Revenues (NOKm)
8 000
6 000
4 000
2 000
0
13.3 %
ROCE
8.1 %
EBITA-margin
6.6 %
3.9 %
3.2 %
2.1 %
2000
2001
2002
Revenues

ORKLA

Direction of development: Turnaround





- Major task in coming years: Improve existing operations
  - Continued cost-cutting and consolidation
  - Co-operation with others when profitable
- Target Berlingske: EBITA = DKK 200-250 million in 2005/2006
- Product development



ORKLA

Chemicals: Specialisation and improved profitability



- Leading global positions in specialised wood-based chemical products
- Positions of varying quality in fine chemicals
- Divesting non-core activities


Revenues (NOKm)
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
10.8 %
13.7 %
13.1 %
ROCE
6.7 %
8.6 %
9.4 %
EBITA-margin
2000
2001
2002
Revenues

ORKLA

Direction of development: Dual track





- Continued concentration on differentiated positions that can be further developed and specialised
  - Grow within wood-based chemicals
- Divest positions where we are not - or cannot become - market leaders and achieve satisfactory returns
  - Examples so far:
    - Power utilities
    - Ethanol-based products
    - Steel drums
    - Polymers
    - Paper pulp



Examples of applications

Lignin
Borregaard LignoTech


Pesticides
29
ORKLA

Speciality cellulose
Borregaard ChemCell


• Pharmaceutical ingredients
• Food ingredients
• Cosmetics
• Construction materials
• High performance polymers
ORKLA

Fine chemicals

Borregaard Synthesis












ORKLA

Financial Investments: Better than benchmarks


Earnings estimate

- Portfolio market value approx. NOK 12 billion
  - Plus real estate and forestry assets NOK 1.5 billion
- Long-term superior returns compared with indices
- Synergies with Industry area
- Own research with focus on identifying value-creating companies rather than valuation only




ORKLA

Financial Investments: Direction of development


Earnings estimate



- Limited allocation of new capital to the portfolio
- Unbalanced portfolio
- Long-term perspective
- Nordic focus
- Increased degree of concentration
- Adds financial flexibility and strength




ORKLA

Orkla in 3-5 years

- A larger and more profitable company
- More concentrated on branded consumer goods
- Relatively smaller investment portfolio




ORKLA

Agenda



Performance and strategic direction
Strong organisations
Operational excellence
Growth

Building competitive advantage through

- Commercial culture
- Core competencies
- Management development





ORKLA

Creating competitive advantage by building a strong organisation



Corporate Culture
Management Development
Core Competencies

QUALITY OF OPERATIONS	
• Brand building	
• Innovation	OMO
• Customer relations	
• Productivity	Output / Input

STRUCTURAL GROWTH	
• 1986	Borregaard
• 1991	Nora
• 1995	Procordia/Abba
• 1997	Pripps Ringnes 100%
• 2000	Carlsberg Breweries 40% Berlingske





ORKLA

Strong programmes for corporate culture and competence development

The Competence Board
- CEO (Chairman)
- Other members of the Executive Board
- Managing Directors of the Business Units
- Director of Human Resources

Function

- **Corporate culture**
- **Management**
- **Marketing**
- **Sales**
- **Logistics/Production**
- **Procurement**




ORKLA

The purpose of Orkla's culture is to create competitive edge through attitudes

"In"	"Out"
Long-term view	Ad-hoc strategies
Improvement-oriented	Status quo-tyranny
Facts-based management	Glossing over – belief in myths
Business-oriented	Civil-servant culture
Normative competence	Unsystematic learning




ORKLA

Creating competitive advantage by systematically developing core competences

Example from Marketing Department



Marketing Director
2-3 years
Marketing Manager
Senior Management Group
2-3 years
Market Manager
2-4 years
Entry
Product Manager
Responsible for other staff
Recruiting overqualified people

Development: Intro Orkla Brand School | Local management training Orkla Brand School main course | Middle management course Senior Brand Course | Senior mgtm program

On the job training

ORKLA

Agenda



Performance and strategic direction
Strong organisations
Operational excellence
Growth

- Top-line growth
- Cost improvements

ORKLA

Differentiated products are fundamental to growth in revenues and profitability

Innovation:
- Long-term platform for further innovation
  - Establishing preferences and loyalty
  - Increasing willingness to pay premium price

Brand building:
- Long-term pruning of brands and excellent advertising

Goal: Leading market positions

Orkla will exit categories in which differentiation is difficult




ORKLA

Orkla Foods and Brands - more than 80% of turnover from no 1 positions

Positions - examples	N	S	DK	FIN
Frozen pizza	1	1	-	1
Ketchup	1	1	1	1
Dressings	1	1	-	2
Pickled vegetables	1	1	1	1
Jam/Marmalade	1	1	1	-
Kaviar (fish roe spread)	3	1	1	1
Marzipan	1	1	1	1
Detergents	1	-	-	-
Personal Care	1	-	-	-
Biscuits	1	1	-	3
Confectionery	1	-	-	-
Cod Liver Oil	1	-	3	1
Household Textiles	1	1	-	3
Snacks (40%)	2	1	1	-




ORKLA

Example: Nordic Foods and Brands – differentiated products are important for improving operating margin


EBITA-margin for Nordic Foods and Brands
9.1 %
9.6 %
10.4 %
11.1 %
11.9 %
1998
1999
2000
2001
2002




ORKLA

Example: ChemCell – improved prices and profitability through specialisation


1000 t
160
140
120
100
80
60
40
20
0
1995
1996
1997
1998
1999
2000
2001
2002
Specialties
Dissolving
Other


Price index
140
120
100
80
60
40
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Specialties
Dissolving
Other




ORKLA

Examples of product categories Orkla has exited due to lack of differentiation opportunities

- Frozen vegetables
- Chilled meat
- Flour
- Ethanol based products
- Paper pulp
- Polymers



Innovation & Brand building

Innovation – Orkla's key competitive strength in Branded Consumer Goods

DEFINE

FUN LIGHT

Carlsberg

RisiFrutti

БАЛТИКА

KALLES kaviar




PIZZA ORIGINALE
Napoli



IMSDAL

Jif Mopp




ORKLA

Strong brands create a platform for continued development of "new" products

Starting point → 2001 → 2002 → 2002


GRANDIOSA


GRANDIOSA


GRANDIOSA


Pizza Toast!
GRANDIOSA

Starting point	2001	2002	2002
Original product	Small portion	New flavour: "Mild Taco"	Line extension: Pizzas as toasts




ORKLA

Good advertising is critical to the success of innovations

- Focuses on the brand
- Concentrates on the brand's principal advantages; functional as well as emotional
- Captures viewers' attention
- Has a simple message (understandable on first viewing)
- Triggers a purchase - creates a desire to try the product
- Is remembered - including which brand was being advertised



Commercials







Orkla's platform for further profitable top-line growth

- Leading in local consumer understanding
- Significant base of no. 1 positions
- Substantial expertise in innovation and advertising
- Well developed normative tools that have proved their effectiveness
- Extensive use of resources for income-generating measures



Efficiency programmes

Orkla's tool for continuous improvement of production efficiency: E100

- The E100 improvement programme initiated at Stabburet in 1994
- Further developed into a world class tool
- Counteracts inflation pressure on existing products - creates a stable platform for growth through innovation

Recognised as best practice within Orkla - now to be rolled out in rest of Group, starting with Orkla Foods




ORKLA

Example Stabburet: Annual improvement in cost efficiency


% of COGS
3.0 %
2.5 %
2.0 %
1.5 %
1.0 %
0.5 %
0.0 %
1995
1996
1997
1998
1999
2000
2001
2002




ORKLA

Orkla's tool for step change improvement: Redesign
The goal is to upgrade cost efficiency of underperforming areas

- Produces lasting improvement
  - Eliminates activities that do not create value
  - Simplifies the organisation
  - Introduces new working methods and specific targets
- Coherent improvement programme, example Chemicals in Sarpsborg, Norway
  - Workforce reduction: 205 man-years
  - Cost savings: NOK 200 million
  - To be continued in connection with the integration of Atisholz

Similar programmes are currently being carried out in other parts of the Group (Biscuits Sweden, Procordia Food, Abba Seafood)




ORKLA

Special improvement programmes are necessary after acquisitions or significant market changes: Berlingske

External changes:
- 28% drop in advertising market since 2000
- Competition from free newspaper Metro Xpress

Actions:
- New organisational structure
- Editorial redirection of newspapers
- New printing plant structure and conversion of main printing plant
- Standardisation/centralisation of service functions
- Launch of Urban to counter Metro

Status at 31.12.02
- Workforce cuts: 529 man-years or 17% since 2000




ORKLA

Examples of cost reduction programmes from 2000

Unit and time period	Measure	Man-years reduced	Man-years reduced in % of total
Chemicals Norway 00-02	Improving productivity	205	16%
Media Poland 00-02	Improving productivity and distribution	278	15%
Media Norway 00-02	Improving productivity and distribution	110	7%
Kotlin Poland 00-02	Improving productivity and distribution	198	50%
Biscuits 01-02	Moving production from Norway from Sweden and improving productivity	163	25%
Berlingske 01-02	Several efficiency improvement measures	529	17%
CB Sweden 02	Realise merger effects	283	12%
CB Switzerland 02	Improving productivity and distribution	302	12%
Superfish Poland 02	Lay-offs and closing down plants	500	30%




ORKLA

Summary: Programmes to improve cost effectiveness

Orkla has established two world class efficiency improvement tools that are being introduced throughout the Group

- E-100 Continuous efficiency improvement
- Redesign Step change efficiency improvement

Furthermore, projects are tailored to meet specific needs

- Post-acquisition integration: Atisholz
- Changes in operating parameters: Berlingske




ORKLA

Agenda

Performance and strategic direction

Strong organisations

Operational excellence

Growth

- Frontier of opportunities
- The Nordic region as home market
- Building a platform for growth in Eastern Europe




ORKLA

Structural development: Important contributor to profitable growth


Revenues
(NOK billion)
48.0
43.0
38.0
33.0
28.0
23.0
18.0
1993
1994
1995
1996
1997
1998
1999
2000
2001
Establishing Carlsberg Breweries and acquisition of Berlingske
Acquisition of remaining shares in Pripps Ringnes
Acquisition of Abba and Procordia. Establishing Pripps Ringnes with Volvo




ORKLA

Broad competence and business base create many opportunities


Expertise
Differentiated products
• No. 1 or 2
Geography
Orkla Foods
Turnover approx.
NOK 11 bn
Orkla Beverages
Turnover approx.
NOK 14 bn
Orkla Brands
Turnover approx.
NOK 5 bn
Orkla Media
Turnover approx.
NOK 7 bn
Chemicals
Turnover approx.
NOK 6 bn
Expertise
Differentiated products
• No. 1 or 2
Geography




ORKLA

Example: Ringnes

1992

100% 
Ringnes

- National brewery in Norway
- Cartel background
- No international strength (brand, expertise, etc)
- Operating profit NOK 219 m (8%)

2002

40% 
Carlsberg

- World's 5-6th largest brewery group
- Strong international brand
- Good growth potential

Value (NOK billion)	2,5 - 3	Net investment 2,5	≈ 14-15




ORKLA

Orkla's willingness to enter into joint ventures broadens the frontier of opportunities

- In principle, we wish to own 100% of companies
- We can accept JVs where this creates values that would not otherwise be realisable
- JV are primarily financed with own funds, and shareholder agreements ensure that cash is not locked in

But,

- We will protect our cash flow and our reputation as an industrial company
- Limited possibilities of creating large JVs which include entire business areas that are currently part of the Orkla Group




ORKLA

Acquisition criteria designed to create value

- Expected return above pre-tax WACC 10.5%
- Within prioritised geography/product areas
- Differentiated products with potential for market leadership
- Strong local management
- Clear development plan / list of specific value-adding actions in areas where Orkla has credible execution capacity in the local market




ORKLA

Orkla: Long-term value creation through

Operational excellence

High-quality of organisation
- Attitudes: Commercial culture
- Skills: Core competencies
- Management: Talent and training

Organic top-line and margin growth
- Differentiated products
- Innovation

Continuous improvements
- Cost-cutting
- Quality enhancement

Acquisitive growth

Based on core competencies
- Branded consumer goods
- Specialised wood-based chemicals products

Exploiting frontier of opportunities
- Commercial opportunism
- Gives growth advantages

Exploiting two-legged structure
- Positioning opportunities
- Flexible reserve of capital



ORKLA